SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

25 July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Documents
filed with
the UK Listing Authority

Lon
don, UK; Brentwood, TN, US:

25
 July
 2008

-

In accordance with LR 9.6.2,
Protherics PLC
 ("Protherics" or the "Company")
, the
 international
 biopharmaceutical company focused on critical care and cancer, has today forwarded for publication through the Document Viewing Facility, copies of all resolutions passed under Special business at the Company's Annual General Meeting held on 22 July 2008 as
 summarised below:

  A
  pproval of the Directors' Remuneration Report
  .
  R
  enewal of Directors' authority to allot shares
  .
  R
  enewal of Directors' authority to disapply pre-emption rights (in respect of up to 10 per cent. of the issued share capital of the Company
  ).
  A
  pproval of amendments to the Company's Articles of Association
   (the "New Articles").
  A
  pproval of the Protherics PLC 2008 Savings Related Share Option Scheme
   ("Sharesave Scheme").
  A
  pproval of amendment to the Protherics PLC 1996 Unapproved Share Option Scheme
   ("Unapproved Scheme")
  .

Copies of the full text of the above Resolutions, together with copies of the New Articles, the rules of the Sharesave Scheme and the amendment to the Unapproved Scheme can be obtained from the United Kingdom Listing Authority's Document Viewing Facility situated at the Financial Services Authority, The North Colonnade, Canary Wharf, London E14 5HS.

| Ends |

For further information please contact:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics - press enquiries
London : Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visit

www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 25 July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director